Exhibit 99.1

Chindata Group Announces Removal of Mr. Jing Ju as Director

BEIJING, December 13, 2022 — Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced it has removed Mr. Jing Ju as director of the Company, effective as of December 13, 2022.

The removal of Mr. Ju as director followed the conclusion of an investigation conducted by the Company’s outside advisors. Based on the findings of the investigation, the Company’s board of directors (the “Board”) determined Mr. Ju to be in material breach of his non-competition and non-solicitation obligations under the Company’s shareholders agreement entered into on August 18, 2020 and the transition agreement with Mr. Jing Ju, Abiding Joy Limited, a special purpose vehicle beneficially owned by Mr. Jing Ju, and certain other parties entered into on January 11, 2022. The Board also considered a number of other factors in its determination to remove Mr. Ju.

As a result of the Board’s determination, the Company and BCPE Stack ESOP Holdco Limited (“ESOP Holdco”), as the incentive plan holding entity for the Company’s BCPE Stack ESOP Holdco Limited Share Option Plan (the “ESOP Holdco Plan”), has each elected to repurchase all of the shares of the Company and ESOP Holdco, respectively, underlying share incentive awards granted to Mr. Ju under the Company’s 2020 Share Option Plan and ESOP Holdco Plan, respectively.

Mr. Ju’s conduct is considered an Event of Default as defined under the Company’s current Amended and Restated Memorandum and Articles of Association (the “Articles”). Pursuant to Article 9.5(c)(ii) of the Articles, upon Mr. Ju’s removal as a director following the occurrence of an Event of Default, all of the Company’s Class B Ordinary Shares held by Mr. Ju through Abiding Joy Limited have automatically been converted into the Company’s Class A Ordinary Shares. As a result, Mr. Ju’s aggregate voting power in the Company has decreased from approximately 8% prior to the conversion to 0.58% after the conversion.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: “Chindata” and “Bridge Data Centres”. Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Mr. Dongning Wang

dongning.wang@chindatagroup.com